China Yida Holding, Co.
RM 1302-3 13/F, Crocodile House II
55 Connaught Road Central, Hong Kong

July 8, 2008

Securities Exchange Commission
Collin Webster
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:	China Yida Holding, Co.
Form S-1, File No. 333-150665
Filed on May 6, 2008

Dear Mr. Webster:

    We are in receipt of your letter dated June 5, 2008 regarding the above referenced filing and the following are our responses:

General

1.
We note that you are registering for resale 33,333,334 shares of common stock, which represents a large percentage of the total number of shares outstanding and the number of shares outstanding held by non-affiliates. Given the size and nature of the transaction being registered, please provide us with your legal analysis as to why the transaction covered by the registration statement should be regarded as a secondary offering that is eligible to be made on a delayed or continuous basis under Rule 415(a)(1)(i) rather than a primary offering where the selling shareholders are actually underwriters selling on behalf of the issuer. See Telephone Interpretation D-29 in our manual of publicly available telephone interpretations, available on our website at http://www.see.gov/interps/telephone/cftelinterps rule415,pdfl for guidance in distinguishing secondary offerings from primary offerings.

Response: We have significantly reduced the number of shares of common stock that we are registering. We have revised the S-1 Registration Statement to only register 20,000,001 shares of common stock which represents the 13,333,334 shares of common stock and 6,666,667 shares underlying warrants that were sold in the offering. This represents 26.755% of the shares outstanding following the offering.

Although we understand the general position of the SEC with respect to registering large percentages of issuer shares compared to the number of shares owned by non-affiliates (over 33% of the total number of non-affiliate shares), we believe that our given set of circumstances is extraordinary enough to permit the registration of additional securities under a secondary offering pursuant to Rule 415. Most importantly, in November 2007, we conducted a reverse merger where Keenway Limited was acquired by Intelysis Aviation Systems of America, Inc. In connection with the reverse merger, Intelisys conducted a 10 for 1 reverse split which had the effect of reducing the number of float shares. Additionally, after the reverse merger, China Yida conducted another 10 for 1 reverse split in order to recapitalize the Company to make it more attractive for potential investors. Both reverse splits had the effect of substantially reducing the number of non-affiliate shares outstanding. Specifically, after the second 10-for-1 reverse split there were 547,510 shares outstanding. If we were to follow the general position of the SEC with respect to Rule 415, we would only be permitted to register 182,503 shares of stock in this registration statement which is a nominal number compared to the total number of shares issued in this offering, 13,333,333.

PIPE transactions resulting in the issuance of shares in excess of 33% of the issuer’s pre-transaction total shares held by non-affiliates are subject to closer scrutiny and the SEC evaluates each transaction on a case-by-case basis. In this case, the SEC should determine that this offering is a secondary offering and is not a primary offering being done on behalf of the issuer. The selling shareholders are all investors that purchased shares in the Company’s private placement that closed on March 7, 2008. Pursuant to that offering, a total of six (6) investors paid an aggregate of $14,000,000 for shares of common stock valued at $1.05 per share and warrants convertible to common stock at a price of $1.25 per share. None of the investors are related to the Issuer and did not have any contractual or other relationships to the Issuer prior to the private placement. The Issuer issued a total of 13,333,333 shares to the six (6) investors and warrants to the investors that could be converted into 6,666,667 shares of common stock. From the time the offering closed, the Investors bore the market risk for the securities and continue to bear the entire risk of their investment. The Investors were issued common stock for their investment of $14,000,000 and the Issuer does not bear any risk in this financing. The sole risk is placed on the Investors and they have the entire risk of recovering their investment through the sale of their securities. The Investors are not in the business of underwriting securities and each Investor represented and warranted that they purchased the securities for their own account, not as a nominee or agent, and they are not broker-dealers. The investors are not in the business of underwriting and will not underwrite the securities. Additionally, the Issuer issued the Investors common stock and warrants; the securities are not resettable and the conversion price does not fluctuate. The common stock will be sold in the market at the market price. Looking at all the circumstances, the Investors are not acting as a conduit for the issuer and the Investors have purchased the shares for their own account. This offering is a secondary offering; the Investor bears all the risk in the resale of these securities and the issuer will not receive any benefit from the sale of the securities. The SEC should not view this offering as a primary offering and for all of these reasons, the issuer should be permitted to register these shares.

2.	If the offering is to be conducted on a delayed or continuous basis pursuant to Rule 415, please check the appropriate box on the cover page of your registration statement.

Response:  The offering is to be conducted on a delayed or continuous basis pursuant to Rule 415 and we have marked the box accordingly.

3.
We note that you are registering for resale 13,333,333 common shares that are currently held in escrow under the Make Good Agreement and may be delivered to the selling stockholders in the future if the company fails to meet certain performance thresholds for fiscal years 2007 and 2008. Please remove the shares from the registration statement that are currently held in escrow, as it is premature to register the shares for resale before they have been released to the selling shareholders.

Response:  The shares that are currently held in escrow were removed from the registration statement.

4.	Please update the financial statements pursuant to Rule 3-12 of Regulation S- X.

Response:  The financial statements have been updated pursuant to Rule 3-12 of Regulation S-X.

Prospectus Summary, page 1

5.
We note your summary consists primarily of a detailed history of your business. One of the purposes of the prospectus summary is to provide a snapshot of the company's operations and financial condition. Please revise the summary to provide a description of your business, including your core operations. Briefly summarize the prior history of the business and focus on your recent reverse merger and financing. Include more detailed disclosure regarding the history of the company in the Business section.

Response:  A summary providing a description of our business, including our core operations has been included.  The prior history of your business focusing on the company’s recent reverse merger and financing has been summarized.  More detailed disclosure regarding the history of the company has also been included in the Business section.

6.
In discussing your business, disclose that the company has a contractual relationship with a Chinese company, Fujian Jiaoguang Media, which operates a media business, and that the company does not have a direct ownership interest in the media company. Explain why you have this contractual relationship rather than an ownership interest. Remove all statements throughout the prospectus indicating that have direct ownership in Fujian Jiaoguang Media, such as your statements on pages 21 and 22, and clearly indicate that your relationship with Fujian Jiaoguang Media Co. is controlled through a contractual relationship. Disclose whether you have received an opinion from PRC counsel on whether this contractual relationship and Fujian Jiaoguang Media's ownership structure comply with PRC law.

Response:  We have disclosed the contractual relationship between the Company and Fuian Jiaoguang Media and that the Company does not have a direct ownership interest and we have explained the reason for this contractual relationship.  We have also removed any reference that we have a direct ownership in Fujian Jiaoguang Media.  We have received an opinion from PRC counsel on the legal nature of this structure and have included that legal opinion in the Registration Statement as an exhibit.

Recent Developments, page 3

7.	Please revise your references to the exhibit numbers for the securities purchase agreement and related agreements to reflect the exhibit numbers for the current registration statement.

Response:  All exhibit numbers for the securities purchase agreement and related agreements have been revised to reflect the exhibit numbers for the current registration statement.

8.
Please update your disclosure to indicate whether the company reached the 2007 earnings thresholds, which are the subject of the Make Good Agreement with Chen Minhua. Disclose how the shares released from escrow to the investors under the Make Good Agreement will be allocated among the investors.

Response:  The disclosure has been updated to indicate that the company has met the 2007 earnings thresholds, which are the subject of the Make Good Agreement with Chen Minhua.  We have also disclosed how the shares released from escrow to the investors under the Make Good Agreement will be allocated among the investors.

The Offering. page 3

9.	Please indicate the percentage of your outstanding common stock that the number of shares being offered would represent following the offering.

Response:  The percentage of the company’s outstanding common stock that the number of shares being offered would represent following the offering has been indicated.

Risk Factors. page 6

10.	Please include a risk factor discussing the dilution your shareholders will experience as a result of the conversion of Class A Warrants.

Response:  A risk factor discussing the dilution that our shareholders will experience as a result of the conversion of Class A Warrant has been included.

11.
Please include risk factors that discuss the risks associated with your business and industry, such as risks associated with the tourism industry in China, your reliance on one tourist destination, your competitive environment, risks associated with your media business and risks associated with the media industry in China.

Response:  We have included risk factors to address the risks associated with our business.  Such risk factors include discussions on risks associated with the tourism industry in China, our reliance on one tourist destination, our competitive environment and risks associated with our media business and the media business in China.

12.
Discuss the risks arising from the contractual arrangements that establish the structure for operating your China media business, Fujian Jiaoguang Media. Your disclosure should address risks of non-compliance with PRC laws and the risk that your contractual arrangements may not be as effective in providing operational control as through ownership of a controlling equity interest.

Response:  We have included a risk factor to address the risk associated with the contractual arrangement between us and Fujian Jiaoguang Media.  We addressed the PRC legal compliance issues and that the contractual relationship does not provide us with the same operational control as a direct equity interest would provide us with.

We need to manage growth in operations to maximize our potential growth.... page 6

13.	To provide context, please discuss whether you have experienced strains from expanding your business, noting any prior expansions and current plans for expansion.

Response:  We disclosed that we have not experienced any strains from the business growth but if we continue to grow we may experience management problems and/or resource issues in order to properly handle the growth.

We may have difficulty defending our intellectual property rights....page 7

14.
We note your statement that you rely on "...patents... to protect [your] proprietary rights." We also note on your disclosure on page 22 that you do not own any patents, nor do you intend to own any patents. Please reconcile this disclosure.

Response:  We do not own any intellectual property, therefore, we removed this risk factor.

If we are not able to implement our strategies in achieving our business page 7

15.
This risk factor is generic and could apply to any company in any industry. Please revise it to tailor the disclosure discuss your strategies, business objectives and business plan and how the risk applies to you.

Response:  This risk factor has been revised to include specific disclosures related to our strategies and business objectives.  We have discussed how the risks apply to us.

We may incur significant costs to ensure compliance with the United States....page 8

16.	Since the registrant has been a reporting company since 1999, please clarify why this risk applies to you.

Response:  We have clarified that the risk applies to the company because of the new subsidiary.

Risks Relating to the People's Republic of China. page 9

17.	We note your statement that your business operations take place "primarily" in China. Please disclose in the Business section any other locations where you conduct business operations.

Response: We removed the term “primarily” in the risk factors.  Our business operations take place entirely in China.

Limitations on Chinese economic market reforms may discourage foreign page 9

18.	Please provide more detail as to how the slowdown or reversal of recent economic reforms will discourage investment.

Response:  After review of this risk factor, we have removed it from the S-1 because we do not deem it an appropriate risk factor.

The Chinese legal and judicial system may negatively impact foreign investors. page 9

19.	Please remove the last paragraph of this risk factor, as it appears to mitigate, as opposed to identify, the risk that you discuss.

Response:  The last paragraph of this risk factor has been removed.

The approval of the Chinese Securities Regulatory Commission.... page 11

20.	We note your reference to the advice of PRC counsel. Please identify PRC counsel and file counsel's consent to be named in the registration statement.

Response:  We have included the name of the PRC counsel and the consent to be named in the registration has been filed.

We may be subject to the penny stock rules.... page 13

21.	Revise your disclosure to state that you currently are subject to the penny stock rules.

Response:  We revised our disclosure to state that we are currently subject to the penny stock rules.

Sales of our currently issued and outstanding stock may become freely tradable…page 14

22.	Please revise the disclosure pertaining to Rule 144 to take into account the changes to the rule, which went into effect on February 15, 2008, as set forth in Release No. 33-8869.

Response:  The disclosure pertaining to Rule 144 has been revised to take into    account the changes to the rule, which went into effect on February 15, 2008, as set forth in Release No. 33-8869.

Item 7. Selling Security Holders. page 15

23.	Please disclose whether any of the selling shareholders are broker-dealers or affiliates of any broker-dealers.

Response: We have disclosed that none of the selling shareholders are broker-dealers or affiliates of any broker-dealers.

24.	Please disclose the identity of the natural persons having voting control and/or investment control over the shares held by each selling shareholder.

Response:  We have identified the natural person(s) having voting control and/or investment control over the shares held by each selling shareholder.

25.	In footnotes to the table, disclose the number of shares beneficially owned and being offered that each selling shareholder has the right to acquire pursuant to warrants.

Response:  The number of shares beneficially owned and being offered that each selling shareholder has the right to acquire pursuant to warrants is in included in the footnotes to the table.

Item 9. Description of Securities to be Registered. page 18

26.	Please disclose all the material tams of the warrants, including the fact that the warrants are subject to a call option.

Response:  We have disclosed all the material terms of the warrants, including the fact that the warrants are subject to a call option.

Item 11. Information with Respect to the Registrant. page 19

Business, page 19

27.	You disclose that your operations are headquartered in China. Please disclose the province and city where your operations are headquartered.

Response:  Our operations are headquartered in Fuzhou City, Fujian Province.

28.
Please state whether Fujian FETV Media Co., Ltd. is the same entity as Fujian Jiaoguang Media. If these are not the same entity, please describe what role Fujian F'ETV plays, and explain how its advertising role conflicts with, or compliments, Fujian Jiaoguang Media. If these are the same company, revise your disclosure so that the references to this company are consistent throughout your registration statement.

Response:  Fuijian FETV Media Co., Ltd. And Fujian Jiaoguang Media are the same entity.

29.
Please disclose, and provide more detail regarding, the main function and business of Hong Kong Yi Tat, Fuzhou Fuyu and Fuzhou Hongda Commercial Services, including an explanation of how they fit into your overall business.

Response:  Hong Kong Yi Tat and Fuzhou Hongda are the shell companies which incorporated solely for the purpose of equity control.  Fuzhou Fuyu is an operating entity which engages in media business.

30.
File all agreements between Hong Kong Yi Tat and Fujian Jiaoguang Media as exhibits and describe the material terms of the agreements in the prospectus. Discuss the relationship between the principals of the company and the principals of Fujian Jiaoguang Media.

Response:  We have filed all agreements between Hong Kong Yi Tat and Fujian Jiaoguang Media and have described the material terms of each agreement in prospectus.  We have also disclosed the fact that the principals of both entities are the same.

31.
We note that Fuzhou Aiyu Advertising Co., Ltd. focuses on advertising. Please discuss the role of Fuyu Advertising in the company's business as compared to Fujian Jiaoguang Media. In addition, we note your disclosure on page F-9 regarding Fuzhou Fuyu Media Co., Ltd. Please explain whether Fuyu Advertising and Fuyu Media are the same entity. If they are, please revise your disclosure so that each name is consistent throughout your registration statement.

Response:  The full name of Fuyu Media is Fuzhou Advertising Co., Ltd.  Fuzhou Fuyu Advertising Co., Ltd., which was incorporated on July 31, 2007, started operating the media business after August 1, 2007.  Before that, the media business was arranged by Fujian Jioaguang Media.

Marketing and Distribution Methods of Products and Services. page 21

32.
Disclose what tourism services the company provides, particularly with respect to The Great Golden Lake. Explain how the company plans to further implement its second element of its marketing strategy to attain significant merit.

Response:  The tourism service provided by the company is a professional universal operation for large scale tourist destinations, which means we will use our unique business sense to find a potential tourist destination and scene.  Then we will try to increase dramatically the number of tourists and obtain a  high profit during a short period of time by our professional brand promotion policy and scenic planning, development, construction, management, and auxiliary equipment arrangement, based on our experience in operating and managing a world level tourist destination.  The tourism area of Great Golden Lake consists of 5 scenic areas with total areas of more than 230 square kilometers: (1) Golden Lake; (2) Shangqing River; (3) Zhuanyuan Rock; (4)Luohan mountain; and (5) Taining Old Town.  Great Golden Lake has become a world famous natural park from an unknown regional tourist destination.  Our operating strategy mainly includes the following aspects:

A.
Inputting Unique and Advanced Management Ideas and Model: The tourism industry is a niche industry in China.  The management of the tourist destination, especially the marketing policies, is out of date.  In the cours of operations of the Great Golden Lake, Yida built a unique management system and model which creatively injects the wisdom of Chinese Classical cultures into the management of the tourist destination and blends the advance marketing policies with intangible products.  Such a management system and model has proved to be successful in practice, which will bring our tourist destination a unique advantage in management.

B.
Introducing a Distinguished Team: Due to an unpopular geographic location, most tourist destinations are not attractive to experts.  There are, therefore, few companies specialized in the management of tourist destinations in China.  After several years of operation, we have many experienced middle and senior management staffs that are enthusiastic and have successful experience in the management of a world level tourist destination.  Many tourist destinations are thirty for such a management team.  In addition, we are able to train local persons through various methods to be part of a qualified team.

C.	More Advertising Airtime: We intend to increase advertising of the Great Golden Lake by utilizing the media outlets and local television. We will use our provincial educational tv channel to educate, promote and build awareness of the Great Golden Lake and encourage people to visit our tourist destinations. We expect to use our increased revenues and a portion of our proceeds from the financing to increase the form and amount of advertisements for the Great Golden Lake.

D.
Strengthen the Strategy Cooperation and Enhance the Income of the Tourist Destination:  The company has entered into sale agreements with thirty powerful travel agents in Guangzhou, Beijing, Changsha, Hangzhou, Shanghai, Nanchang, Wuhan, Nangjing, amongst others, where our major potential clients are located to enhance our promotion.  At the same time, we have entered into a “non-barrier” tourism agreement with Wuyi Mountain and Xiamen to break the regional restriction and to share clients, resources, communications, transportation, and information with the purpose of reducing market costs and increasing marketing efficiency to add value to the products.

Status of Publicly Announced New Products/Services. page 22

33.	File all agreements related to the company's ownership of The Great Golden Lake.

Response:  We filed the lease agreement between the Company and the Chinese government as Exhibits to the S-1.

34.	If known, please identify the tourist destination that the company plans to acquire during the next few months. Disclose how the company plans to finance such an acquisition.

Response:  We have not identified any tourist destinations that the company plans to acquire.  We have disclosed that the company plans to finance an acquisition through the use of the cash generated from the financing and any cash generated through revenues.

Description of Property, page 24

35.
Please provide more detail regarding your property, including whether you own The Great Golden Lake. Also, disclose any offices used for your tourist or media operations. We note your statement on page F-19 that you incurred $8,000 in rent payments for 2007.

Response:  Our company has been leasing Great Golden Lake from the government for a period of 30 years.  Upon expiration of the contractual period, we will return the leased land and property to the government.  All offices used for our tourist or media operations are leased from others.  We have two other leased offices that we use for the tourism business and the media business.  Copies of those leases are attached to the S-1 and we have included an explanation of the material terms of the leases in the S-1, as well.

Market Price of and Dividends on the Registrant's Common Equity, Page 24

36.	Please revise the last sentence of the first paragraph of this section, to specify that the table includes the high and low sales prices of your common stock.

Response:  We have revised the last sentence of the first paragraph of this section to specify that the table includes the high and low sales prices of our common stock.

37.
Please include the price information for your common stock as of the most recent practicable date, the number of holders of your common stock, and the frequency and amount of any dividends paid on your common stock. See Regulation S-K Item 201.

Response:  We have included the price information for our common stock as of the most recent practicable date, the number of holders of our common stock, and the frequency and amount of any dividends paid on our common stock.

38.
The last sentence of this section states that "The organization and ownership structure of the Company subsequent to the consummation of the reorganization as summarized in the paragraphs above is as follows:," indicating additional information. However, there is no such information following this paragraph. Please advise or revise.

Response:  We have included a chart of the current ownership structure of the company subsequent to the consummation of the reorganization as summarized in the paragraphs above the chart.

Report of Independent Registered Accounting Firm. Page F-1

39.
We note that your audit report was signed by an audit firm based in California. We also note that you conduct almost all of your operations, generate substantially all your revenues and locate your assets in China. After asking your auditor, please tell us where the majority of the audit work was conducted and how they concluded that it is appropriate to have an audit report issued by an auditor licensed in California.

Response:  The Company’s accounting records are kept at its office in China.  The accounting records are maintained in Chinese and are structured to be in compliance with U.S. GAAP requirements.  The Company’s auditor, Kabani & Company, Inc., employs many Chinese-conversant staff (including US CPAs) at Kabani’s Los Angeles office.  In addition Kabani has an affiliate office in Beijing called “Kabani International (Consulting) Beijing, Co., Ltd.” (Kabani International) which employs accountants, including CPAs, who are trained in US GAAP and PCAOB audit procedures. Therefore, no foreign audit firm assists Kabani in the audit. Kabani’s staff visited the Company’s operating subsidiary in People’s Republic of China and conducted the field work in China and was assisted by Beijing staff of Kabani International. Kabani performed, supervised, and controlled the complete audit, including audit planning and field work via its own staff.

Consolidated Balance Sheet. page F-2

40.
We view receivables from affiliates, such as the amount due from shareholders, as being akin to unpaid subscription receivables or unpaid capital contributions. Revise your balance sheet to present these receivables as deductions from equity, or advise. We refer you to SAB Topics 4:E and 4:G for an explanation of the staff's views concerning this subject.

Response:  The amount due from related parties was loans to Jinyang and Xinhengi amounting to $351,450 as of December 31, 2007. Jinyang and Xinhengi are two companies under common control with China Yida. The loans were paid by cash during the year and did not relate to stock issuances. The loans were non interest bearing, due on demand, and unsecured. Subsequently, the amounts were repaid on March 26, 2008, which was prior to March 27, 2008, the publication date of the financial statement as of December 31, 2007).  Pursuant to SAB Topics 4: E:, “the staff will not suggest that a receivable from an officer or director be deducted from stockholders' equity if the receivable was paid in cash prior to the publication of the financial statements and the payment date is stated in a note to the financial statements (Note 4 in this case).

41.	Please provide all required footnote disclosures explaining the "Advances" balance sheet line item.

Response:  We will update the “Advances” footnote disclosures as follows:  As of December 31, 2007, the company has Advances amounting to $9,459,052.  Fuyu entered into two marketing promotion agreements with two tour agents (unrelated parties) for promoting the resorts the Company owns in the next three years starting from 2008. The two tour agents promise to bring tourism revenue to Fuyu amounting to $2,878,842 (RMB 21 million) annually for the next three years.  At the same time, Fuyu had prepaid the special market promotion fee $5,346,420 ($1,782,140 annum) to the two contractors entirely for the next three years as of December 31, 2007.   Fuyu also agreed to provide 500 minutes of free advertising annually for the two contractors. The advance for the two tour agents as of December 31, 2007 was $5,346,420.  Subsequently in March 2008, the Company reorganized the business arrangement and transferred the two agreements to Yintai which was set up in 2008 and specializes in tourism.  Fuyu entered another contract with a third unrelated party for purchasing TV programs. The advance balance amounted to $4,112,632 as of December 31, 2007.  The contractor agreed to bring advertising revenue to Fuyu amounting to $2,741,754 (RMB 20 million) annually for the next three years.

Consolidated Statement of Operations. page F-3

42.
It appears that the caption "cost of revenues" excludes depreciation and amortization for property, equipment and intangibles directly attributed to the generation of revenue. If so, please revise how you determine the amount identified as cost of revenues to include these expenses or provide the disclosures called for in SAB 11:B. For example, in regards to intangible assets, please tell us whether you include amortization expense related to your capitalized management contract with cost of revenues.

Response: We will revise the format of the income statement to comply with the SAB as follows;

	DECEMBER 31，
	2007	2006
Net revenue
Advertisement	$12,246,964	$7,651,441
Tourism	2,330,801	2,560,392
Total	14,577,765	10,211,833

Cost of revenue (exclusive of depreciation & amortization presented separately below)
Advertisement	2,000,684	2,205,646
Tourism	70,726	78,782
Total	(2,071,409)	(2,284,428)

Gross profit	12,506,356	7,927,405

Operating expenses
Selling expenses	973,459	765,118
Operating and administrative expenses	2,082,018	838,587
Depreciation and amortization	540,399	236,607
Total operating expenses	3,055,477	1,603,705

Income from operations	9,450,879	6,323,700

Note 1. Organization and Description of Business. page F-6

43.
Please explain in the footnotes on page F-7 that after the sale of the assets of the Canadian subsidiaries to 627450 New Brunswick Inc., InteliSys Aviation Systems of America Inc. became a public shell company with no specific business plan or purpose and indicated that its business plan was to merge with an unidentified company or companies. Then provide a clear and concise explanation as to the circumstances surrounding the merger between Keenway Limited and InteliSys Aviation Systems of America Inc.

Response: We have amended Page F-7 so that it contains the following language:  Subsequent to November 17, 2006, the Company (InteliSys Aviation Systems of America, Inc.) became a public shell whose business plan contemplated merger with an unidentified Company or Companies.  The merger between Keenway Limited and Intllisystem facilitated the merger with the operating company.  The Merger was accomplished by means of a share exchange in which the Keenway Shareholders exchanged all of their stock in Keenway for the transfer and additional issuance of our common stock.  Under the terms of the Exchange Agreement and as a result of the Merger:

Keenway became our wholly owned subsidiary;

· In exchange for all of their shares of Keenway common stock, the Keenway Shareholders received 90,903,246 newly issued shares of our common stock and 3,641,796 shares of our common stock which was transferred from certain InteliSys Shareholders;

· Immediately following the closing of the Merger, the Keenway Shareholders own approximately 94.5% of our issued and outstanding shares on a fully diluted basis.

44.
It appears that the merger between Keenway Limited and InteliSys Aviation Systems of America Inc. on November 19, 2007 was a reverse merger into a public shell corporation. Please tell us and disclose in detail how you accounted for this transaction. For example, tell us and disclose what adjustments were made to the consolidated statement of stockholders' equity as a result of the recapitalization.

Response:  In response to your comment please find the following details:

	Common Shares	Common Stock	Additional Paid-in Capital	Total
Balance, January 1, 2007 (1)	94,015,167	$94,016	$8,507,831	$8,601,847
Recapitalization (2)	5,983,580	5,984	(5,984)	-

Balance, December 31, 2007	99,999,547	$100,000	$8,501,847	$8,601,847

(1)
The amount shown for paid in capital would be valued in terms of the issued capital of the nominal acquiree (the new subsidiary). The above amount of $8,601,847 represents the capital amount of Keenway Limited.

(2)
This amount represents the value of shares issued by the shell company prior to reverse acquisition recorded as a difference between the opening balance of equity of Keenway Limited as of January 1, 2007 and December 31, 2007. Any transaction after the reverse acquisition is not part of this amount.

45.
We refer you to page F-8. We note that Jintai Tourism acquired a management contract for cash from a third party and capitalized the contract as an intangible asset. Please describe for us and disclose in greater detail what this management contract entails. Furthermore, please explain to us how you are treating the amortization expense as a result of this contract. For example, is the amortization expense treated as cost of revenue or other operating expense?

Response:  Jintai Tourism entered into an operating agreement, Big Golden Lake Tourism Project, with the management committee of Fujian Taining Jinhu Tourism Economic Developing District in 2001. Pursuant to the agreement, Jintai Tourism has had the operation right of province park in the Big Golden Lake Tourism Project for 31 years, including the landscapes of Golden Lake, Shangqinxin, Zhuangyuanyan and etc. The transferring fee of the operation right of province park was $4,785,278 (RMB35 million). Jintai Tourism may enjoy the revenue generated from tickets sold and other income generated from the affiliated resort and the services provided.  The Company booked the operation right of landscapes as intangible assets with the original cost amounting to $4,785,278 (RMB35 million). The operation right of landscape was equally amortized in 31 years starting in 2001. The Company booked amortization expense under “General and Administration expense” as of December 31, 2007.

46.
We refer you to page F-9. We note that the company owns a management contract with Jiaoguang Media. Please disclose and provide us a description of the management contract, tell us how and when this management contract was acquired, and how you are accounting for it.

Response:  On December 30, 2004, shareholders of Jiaoguang Media entered into a set of Contractual Arrangements with the Company. The relationships with the Company and its shareholders are governed by the Contractual Arrangements.

The Contractual Arrangements are comprised of a series of agreements, including a Consulting Agreement and an Operating Agreement, through which the Company has the right to advise, consult, manage and operate Jiaoguang Media, and collect and own all of the respective net profits of Jiaoguang Media.  Additionally, under a Proxy and Voting Agreement and a Voting Trust and Escrow Agreement, the shareholders of Jiaoguang Media have vested their voting control over Jiaoguang Media to the Company.  In order to further reinforce the Company’s rights to control and operate Jiaoguang Media, Jiaoguang and its shareholders have granted the Company, under an Option Agreement, the exclusive right and option to acquire all of their equity interests in the Jiaoguang Media or, alternatively, all of the assets of the Jiaoguang Media. Further, the shareholders of Jiaoguang Media have pledged all of their rights, titles and interests in the Jiaoguang Media to the Company under an Equity Pledge Agreement.  Because Jiaoguang Media and the Company’s contractual relationship comply with FIN 46R, the Company has consolidated Jiaoguang Media as VIE since 2004.

The Company has consolidated Jiaoguang Media as a VIE in the 10KSB as of December 31, 2007 filed with SEC.  The Company has adopted FASB Interpretation No. 46R "Consolidation of Variable Interest Entities" ("FIN 46R"), an Interpretation of Accounting Research Bulletin No. 51. FIN 46R requires a Variable Interest Entity (VIE) to be consolidated by a company if that company is subject to a majority of the risk of loss for the VIE or is entitled to receive a majority of the VIE's residual returns. VIEs are those entities in which the Company, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with ownership of the entities, and therefore the company is the primary beneficiary of these entities. The results of subsidiaries or variable interest entities acquired during the year are included in the consolidated income statements from the effective date of acquisition.

47.	We refer you to the bottom of page F-9. Please tell us and disclose whether the company has consolidated the financial statements of Jiaoguang Media as of and for the year ended, December 31, 2007.

Response:  The Company did consolidate the financial statements of Jiaoguang Media as of and for the year ended, December 31, 2007.

 Note 1 h. Revenue Recognition,page F-11

48.	Please tell us and disclose whether Jiaoguang Media nets any agency commissions against advertising revenue.

Response:  Jiaoguang Media did not net agency commissions against advertising revenue.

49.
We note that Jintai Tourism "engages in tourism developments, ethnic culture communications, timeshare resorts operation, souvenir sales and related tourism services." Applying the principles described in SAB 104, please tell us and disclose how and when Jintai Tourism recognizes the revenue from these various revenue streams.

Response:  Revenues from advance resort ticket sales are recognized when the tickets are used. Revenues from our contractors who have tourism contracts with us are generally recognized when we issue the invoice to our contractors.  As of December 31, 2007, the Company did not generate revenue from ethnic culture communications, timeshare resorts operations, souvenir sales and the related tourism service.

50.
Please tell us and disclose whether and how Jiaoguang Media acquires rights to programming and produces programming to broadcast on FETV. Tell us and disclose how Jiaoguang Media accounts for the costs incurred in acquiring and producing programs.

Response:  Jiaoguang Media was not granted the right to programming on FETV. But Jiaoguang Media was authorized by FETV to acquire programs and produce programs for FETV. The costs incurred in acquiring and producing programs accounts as the Cost of Revenue.

 Note 1 n. Segment reporting. page F-12

51.	Please disclose and provide us a more detailed explanation for "Reconciling item (3)."

Response:  We revised this section to present identifiable assets for each segment net of intercompany transactions and removed the item(3) footnote.

Note 7. Intangible Assets. page F-17

52.	Please disclose and tell us whether Jiaoguang Media holds, leases, or otherwise accounts for broadcasting licenses with the Chinese government.

Response: Jiaoguang Media did not hold, lease, or otherwise account for broadcasting licenses with the Chinese government.
Other

53.	Please revise and disclose all required stockholder's equity footnote disclosures. See SFAS 129 and related U.S. GAAP literature.

Response:  We will update the equity section in the disclosure as follows:

1. SHARE EXCHANGE AGREEMENT

On November 19, 2007, Chen Minhua, Fan Yanling, Extra Profit International Limited, Luck Glory International Limited, and Zhang Xinchen (collectively, the Keenway Shareholders”), Keenway Limited, Hong Kong Yi Tat and we entered into a definitive Share Exchange Agreement (“Exchange Agreement”) which resulted in Keenway becoming our wholly owned subsidiary (the “Merger”).  The Merger was accomplished by means of a share exchange in which the Keenway Shareholders exchanged all of their stock in Keenway for the transfer and additional issuance of our common stock.

In exchange for all of their shares of Keenway common stock, the Keenway Shareholders received 90,903,246 newly issued shares of our common stock and 3,641,796 shares of our common stock which was transferred from certain InteliSys Shareholders; Immediately following the closing of the Merger, the Keenway Shareholders owned approximately 94.5% of our issued and outstanding shares on a fully diluted basis.

As a result of the exchange agreement, the reorganization was treated as an acquisition by the accounting acquiree that is being accounted for as a recapitalization and as a reverse merger by the legal acquirer for accounting purposes.  Pursuant to the recapitalization, all capital stock shares and amounts and per share data have been retroactively restated. Accordingly, the financial statements include the following:

	Common Shares	Common Stock	Additional Paid-in Capital	Total
Balance, January 1, 2007 (1)	94,015,167	$94,016	$8,507,831	$8,601,847
Recapitalization (2)	5,983,580	5,984	(5,984)	-

Balance, December 31, 2007	99,999,547	$100,000	$8,501,847	$8,601,847

(1)	The amount shown for paid in capital would be valued in terms of the issued capital of the nominal acquiree (the new subsidiary). The above amount of $8,601,847 represents the capital amount of Keenway Limited.
(2)
This amount represents the value of shares issued by the shell company prior to     reverse acquisition recorded as a difference between the opening balance of equity of Keenway Limited as of January 1, 2007 and December 31, 2007. Any transaction after the reverse acquisition is not part of this amount.

2. EQUITY TRANSACTION

Jiaoguang Media increased its share capital from $1,778,823 to $2,564,000 (RMB 2,000 million) on November 2006 by its original shareholders.

Management's Discussion and Analysis of Financial Condition and Results of Operations. page 27

54.
Please provide more detailed disclosure regarding known trends, demands and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance. For example, we note disclosure in your research and development section stating that the majority of your R&D expenses have been in connection to analyzing market trends and methods of increasing tourist activity. We also note your discussion on page 27 regarding China's increasing popularity as a tourist destination. Discuss how these trends and findings have or will impact your liquidity and operating performance.

Response:  Our company’s marketing analysis and planning will help us benefit from the brand awareness of Great Golden Lake and increase the number of tourists, thus generating higher income.  The market capacity of Chinese tourism is large.  With the improvement of the standard of living of Chinese persons, the tourist industry in China is expanding quickly.  It is clear that Great Golden Lake, a world level scenic zone, can bring our company higher income.  We expect that the increase in the brand awareness will bring us more visitors which will result in higher revenues for our Company.  Account receivable is only a small portion of our revenue, the increase of revenue will generate more cash flows.

55.
Please revise to disclose your critical accounting policies and estimates. Accordingly, please address the role significant accounting policies and estimates have in understating the company's results. Please refer to Item 303 of Regulation S-K.

Response:  We have disclosed out critical accounting policies and estimates and addressed the role significant accounting policies and estimates have in understanding the company’s results.

Our Business. page 27

56.
Please describe in more detail your business activities, including your tourism operations and media operations. Explain how you generate revenues from your operations and the primary components of your expenses.

Response:  The company currently focuses on the tourism and media business.  As to the tourism business, the company mainly operates Great Golden Lake.  The company generates its revenue from the sale of tickets from this tourist destination.  To increase ticket sales, the Company takes various promotion measures to enhance brand awareness.  The main expenses and costs for our tourism business includes office allowances, travelling expenses, promotion fees, salaries and welfares, depreciation, automobile maintenance costs, business entertainment, cleaning fees, and costs for bamboo rafting.  For the media business, the company currently focuses on the advertising of Fujian Education TV Station (FETV).  The company obtains its’ incomes from advertisement fees when clients use FETV to broadcast their advertisements.  To attract more clients, the company continues to improve FETV’s brand awareness and audience ratings through TV planning, changing the layout, and other related operations.  The main expenses and costs for the media operations include the license fee for the TV program, the promotion of the FETV brand, office allowances, travelling expenses, promotion fees, salaries and welfares, depreciation, automobile maintenance costs, and business entertainment.

57.
We note your statement that the Great Golden Lake is one of your "biggest attractions." If true, please revise to state that this is your only tourist attraction. If this is not true, provide more detail regarding your other tourist attractions.

Response:  Currently, Great Golden Lake is our only tourist attraction.

Principal Factors Affecting our Financial Performance. page 27

58.
We note the market and other data that you disclose on page 27. Please provide us with marked copies of any materials that support these statements, clearly cross-referencing a statement with the underlying factual support. For example, provide the basis for your assertion that the Chinese mass media industry has sustained a growth rate of 25% over the past few years.

Response:  We have attached as exhibits marked copies of materials that are published by the PRC government and support these statements.

Results of Operations. page 27

59.
The purpose of the MD&A is to provide readers information "necessary to an understanding of [a company's] financial condition, changes in financial condition and results of operations." In other words, MD&A should be a discussion and analysis of a company's business as seen through the eyes of those who manage that business. For example, you need to provide a discussion and analysis as to why revenues increased for your Advertisement segment and decreased in your Tourism segment, reveal key performance measures and disclose known material trends and uncertainties. Accordingly, please revise and provide a more detailed discussion of the material components of revenue growth for all periods presented to satisfy the principal objectives of the MD&A. Further, with respect to your explanations of cost of revenues, gross profit and all other line items shown, revise to:

▪	clearly disclose and quantify each material factor that contributed to the change in each line item, for example, analyze and discuss variable and fixed costs in cost of revenues;

▪	provide insight into the underlying business drivers or conditions that contributed to those changes; and

▪
describe any known trends or uncertainties that have had or you expect may reasonably have a material impact on your operations and if you believe that these trends are indicative of future performance.

Please refer to Item 303 of Regulation S-K and the Commission's Interpretive Release on Management's Discussion and Analysis of Financial Condition and Results of Operation on our website at: htttp://www. sec.gov/rules/interp/33-8350.htm

Response: We have updated the MD&A to discuss that our revenues increased for our Advertisement segment and decreased in our Tourism segment because our tourism industry was impacted by the construction of a dam in Golden Lake in a period between October 2007 and February 2008. Our income from the tourist industry, therefore, was not as strong. Additionally, we updated the MD&A to disclose the material factors that contributed to the change in each line item of the Results of Operations and described any known trends that impacted our operations.

Fiscal year ended December 31. 2007 Compared to fiscal year ended December 31. 2006

60.
We note that the textual description of your net revenue amounts is not consistent with the amounts in the accompanying table (i.e. $5,816,636 versus $10,211,833 respectively). Please revise or advise.

Response:  We have revised the textual description of our net revenue amounts.

Liquidity and Capital Resources. page 29

61.
In order to provide a better understanding of the company's future objectives, plans, and ability to complete those plans (including your growth strategy), please expand your discussion of long term liquidity to provide a clear picture of your ability to generate cash and meet existing and known or reasonably likely short- term and long-term cash requirements. We note your belief that you will be able to "finance your operations for at least the next 12 months." Please provide a more detailed discussion of your ability to meet both your short-term and long-term liquidity needs. We consider "long-term" to be the period in excess of the next twelve months. See Section III.C. of Release no. 33-6835 and footnote 43 of Release no. 33-8350. Clarify whether management believes the company will have sufficient cash and other financial resources to fund operations and meet its obligations beyond the next twelve months, and if so, provide greater insight into the length of time beyond twelve months that the sufficiency will extend.

Response:  The forecasted annual net income is between $15 million and $16 million US dollars.  The 2008 Q1 net income of the company is $4.31 million US dollars.  If the current trend remains unchanged, we believe the company will reach its annual operating target.  Our business, whether tourist or media, will usually not incur many account receivables.  The majority of our operating profit is represented by our cash flow and the incoming cash flow can be realized without adding the new project.  In the long run, the company will keep the balance between cash flow and expansion, i.e. the company will only invest in a new project if the cash flow is sufficient.  Whether in the long-run or short-run view, there are no risks in our cash flow and liquidity.

Directors and Executive Officers. page 30

62.
Please disclose Mr. Chen's business experience from 1992 through the present.  We note that he is a part-time professor, but are unable to identify the years he has been teaching, and whether he has been employed in any other capacity since 1992.

Response:  The Registration Statement has been updated to disclose the Chairman Chen has been the CEO of Hong Kong Yi Tat and its subsidiaries since 1992.  In addition, in 2005, he published a scholarly tourism treatise entitled “General Theory of Tourism and Chinese Traditional Culture”, which has been introduced as text book for undergraduate education in many tourism school.  Due to this book, he has been appointed as a part-time professor at the Tourism College of Fujian Normal University for the past three years.

63.
Please disclose Mr. Peter Zheng's appointment as your Chief Financial Officer, as set forth in your Form 8-K filed on April 25, 2008. Make the appropriate revisions to your present disclosure. File Mr. Zheng's employment agreement as an exhibit.

Response:  We have disclosed Mr. Peter Zheng’s appointment as our Chief Financial Officer and included his biography.  Additionally, we have attached his employment agreement as an Exhibit.

Conflicts of Interest, page 31

64.
Please tell us and disclose whether and how Jiaoguang Media acquires rights to programming and produces programming to broadcast on FETV. Tell us and disclose how Jiaoguang Media accounts for the costs incurred in acquiring and producing programs.

Response:  The company’s policies and procedures regarding transactions involving potential conflicts of interest are not in writing.  We have explained how these policies are to be enforced.  Furthermore, we have explained how the policies will be implemented when there are no disinterested outside directors.

Executive Compensation. page 32

65.
We note your disclosure that Mr. Yongxi was paid $27,000 for 2006 and $0 for 2007. However, you disclosure on page 31 states that Mr. Xi "is earning a salary of $27,000 USD per year." Please revise or advise.

Response:  We have revised our disclosure to state that Mr. Xi received $27,000 USD in 2007.

66.	Please provide the disclosure required by Regulation S-K Item 402(r) regarding the compensation of your directors.

Response:  We have provided the disclosure required by Regulation S-K Item 402(r) regarding the compensation of all directors.

Certain Relationships and Related Transactions. page 32

67.
We note several transactions with related parties disclosed in the notes to your financial statements, such as the transactions specified in Note 4 regarding amounts due from related parties and your guarantee of a loan payable for a related party in Note 15. Please provide the disclosure required by Regulation SK Item 404(d) for these and any other related party transactions covered by Item 404.

Response:  We have provided the disclosure required by Regulation S-K Item 404(d) for the transactions regarding amounts due from related parties and our guarantee of a loan payable for a related party in Note 15, along with any other related party transactions covered by Item 404.

Item 15. Recent Sales of Unregistered Securities. Page II-1

68.
Provide the disclosure required by Regulation S-K Item 701 for all unregistered securities sold within the past three years. Disclose the nature and number of persons who were issued securities in each transaction. Explain in more detail how each sale complied with Section 4(2). In this regard, discuss the access of each investor to information about the company and the investor's sophistication.

Response:  We have provided the disclosure required by Regulation S-K item 701 for all unregistered securities sold within the past three years.  The nature and number of persons who were issued securtieis in each transaction has also been disclosure.  We have explained in more detail how each sale complied with Section 4(2) and discussed the access of each investor to information about the company and the investor’s sophistication.

69.	Explain how the issuance of shares on February 29, 2008 was pursuant to the share exchange agreement.

Response:  The reference that the shares were issued “pursuant to the share exchange agreement” has been removed.

Signatures

70.
In your next amendment, please have all appropriate persons sign the registration statement and designate each capacity in which a person is signing. Note that the registration statement must be signed by the registrant, its principal executive officers, its principal financial officer, its controller or principal accounting officer, and by at least a majority of the board of directors. In addition, please explain why Mr. Chen has signed in the capacity of Chief Financial Officer when Mr. Zheng has been appointed your Chief Financial Officer.

Response:  We have had all appropriate persons sign the registration statement and the capacity in which each person is signing has been designated.  In addition, we have explained why Mr. Chen has signed in the capacity of Chief Financial Officer when Mr. Zheng has been appointed the company’s chief financial officer.

Finally, we acknowledge the following:

-	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

-	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

-	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CHINA YIDA HOLDING, CO.

By: /s/ Chen Minhua
       Chen Minhua